                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 2)*

                        CIRCUS CIRCUS ENTERPRISES, INC.
                               (Name of Issuer)

                       COMMON STOCK, $.01 2/3 PAR VALUE
                        (Title of Class of Securities)

                                  172909 10 3
                                (CUSIP Number)

Michael S. Ensign                       with a copy to:
Vice Chairman and                       Mary Ellen Kanoff, Esq.
Chief Operating Officer                 Latham & Watkins
Circus Circus Enterprises, Inc.         633 West Fifth Street
2880 Las Vegas Blvd., South             Suite 4000
Las Vegas, Nevada 89109                 Los Angeles, California  90071
(702) 794-3806                          (213) 485-1234

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 3, 1996
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
- -----------------------                                  ---------------------
 CUSIP NO. 172909 10 3                                    PAGE 2 OF ___ PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF PERSON
 1    MICHAEL S. ENSIGN

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
- ------------------------------------------------------------------------------
      SEC USE ONLY
 3

- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
- ------------------------------------------------------------------------------

      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)       [ ]
- ------------------------------------------------------------------------------

        CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        UNITED STATES
- ------------------------------------------------------------------------------

    NUMBER OF                 SOLE VOTING POWER
                         7
     SHARES                   6,501,933

   BENEFICIALLY        -------------------------------------------------------
                              SHARED VOTING POWER
     OWNED BY            8
                              N/A
       EACH
                       -------------------------------------------------------
    REPORTING                 SOLE DISPOSITIVE POWER
                         9
      PERSON                  6,501,933

       WITH            -------------------------------------------------------
                              SHARED DISPOSITIVE POWER
                        10
                              N/A
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,501,933
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      N/A                                                                  [ ]
- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.3%
- ------------------------------------------------------------------------------
      TYPE OF PERSON REPORTING*
14
      IN
- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITY AND ISSUER.

          This Amendment No. 2 amends the Schedule 13D previously filed by Michael S. Ensign (the "Reporting Person") on June 12, 1995, as amended and restated on June 27, 1995 (the "First Amended and Restated Filing"), and relates to the shares of Common Stock, $.01 2/3 par value per share (the "Shares"), of Circus Circus Enterprises, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2880 Las Vegas Blvd., South, Las Vegas, Nevada 89109.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the First Amended and Restated Filing is hereby amended and restated in its entirety to read as follows:

          (a) The 6,501,933 Shares beneficially owned by the Reporting Person constitute approximately 6.3% of the total number of Shares outstanding as of May 31, 1996, based on 103,870,923 Shares outstanding as set forth in the Issuer's Quarterly Report on Form 10-Q for the Quarterly Period Ended April 30, 1996.

          (b) The Reporting Person has the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the 6,501,933 Shares beneficially owned by him.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the First Amended and Restated Filing is hereby amended to add the following:

          Pursuant to a Stipulation of Settlement re Consolidated Class Action and Derivative Claims dated April 16, 1996, the Issuer agreed to amend the Standstill Agreement dated as of June 1, 1995 by and between, among others, the Issuer and the Reporting Person (the "Standstill Agreement"), to clarify certain duties of the Reporting Person. On September 3, 1996, the Issuer and the Reporting Person entered into Amendment No.1 to the Standstill Agreement (the "Amendment"). The Amendment, which is effective as of April 16, 1996, provides that notwithstanding anything to the contrary in the Standstill Agreement, the Reporting Person must exercise his fiduciary duties in evaluating and considering any unsolicited offers or proposals for the acquisition of or merger with, or other proposed change in control of, the Issuer.

          The description of the terms of the Amendment set forth herein does not purport to be a complete statement of the parties' rights and obligations, and is qualified in its entirety by reference to such Amendment, which is set forth as Exhibit 99.7 hereto. Reference is made to such Amendment for a complete description of the terms and provisions thereof and the agreement of the parties thereunder.

                              Page 3 of ___ Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 of the First Amended and Restated Filing is hereby amended to add the following:

        99.7 Amendment No.1 to Standstill Agreement effective as of April 16, 1996 by and between, among others, the Issuer and the Reporting Person.

                              Page 4 of ___ Pages
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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 5, 1996                 /s/ Michael S. Ensign
                                         ---------------------------------------
                                         Michael S. Ensign


                              Page 5 of ___ Pages
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                                 EXHIBIT LIST

        99.7 Amendment No.1 to Standstill Agreement effective as of April 16, 1996 by and between, among others, the Issuer and the Reporting Person.

                              Page 6 of ___ Pages